Brent B. Siler T: +1 703 456 8058 bsiler@cooley.com	VIA EDGAR AND OVERNIGHT DELIVERY
December 4, 2012 U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3561 Washington, D.C. 20549	*FOIA Confidential Treatment Request* Confidential Treatment Requested by LipoScience, Inc. in connection with Registration Statement on Form S-1 (File No. 333-175102)

Attn:	Mr. John Reynolds
Mr. Jay Williamson
Mr. Jim Lopez
Mr. Steve Lo
Mr. John Archfield

RE:	LipoScience, Inc.
Registration Statement on Form S-1
Amendment No. 6
Registration No. 333-175102

Ladies and Gentlemen:

On behalf of LipoScience, Inc. (the “Company”), please find below supplemental information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

To assist the Staff in its review of Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-175102) (the “Amendment”), the Company supplementally advises the Staff that on November 29, 2012, Barclays Capital Inc., UBS Securities LLC and Piper Jaffray & Co., the lead underwriters for the Company’s initial public offering and on behalf of the underwriters, advised the Company that, based on current market conditions, they would recommend a preliminary pre-split estimated price range of between $[* * *] and $[* * *] per share of the Company’s common stock for the Company’s initial public offering.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

December 4, 2012

Page Two

This preliminary estimate reflects the estimated public offering price of the shares to be sold in the market, which shares will be freely tradable and will not be subject to a lock-up agreement, in contrast with substantially all of the Company’s outstanding stock, and thus does not include any marketability discount. The range also assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The size of the reverse stock split ratio has not yet been definitively determined, although it is currently anticipated to be approximately [* * *], which would result in a post-split price range of $[* * *] to $[* * *] per share. However, due to the recent volatility in the financial markets and the volatilities evident in the market for recent initial public offering issuers, the price range of the common stock may change. The Company hereby advises the Staff that it intends to file a pre-effective amendment to its registration statement with a preliminary prospectus that will include a bona fide post-split estimated public offering price range prior to the distribution of any preliminary prospectus. This price range will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share.

Based on the preliminary per share estimate provided above, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned initial public offering within the proposed price range, or at all, the Company believes that the recent contemporaneous valuation of its per share stock price at $6.21 per share as of September 30, 2012, as described in detail on pages 80 and 81 of the Amendment, is consistent with the underwriters’ preliminary estimate. Specifically, the two IPO scenarios in the Company’s September 30, 2012 valuation yielded valuations of $6.04 per share and $7.19 per share[* * *].

* * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Richard O. Brajer, LipoScience, Inc.

Lucy G. Martindale, LipoScience, Inc.

Darren K. DeStefano, Cooley LLP

Brian F. Leaf, Cooley LLP

Glenn R. Pollner, Gibson, Dunn & Crutcher LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED  ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM